UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:


  PEARSON PLC

2. Reason for the notification (please state Yes/No): (   )

An acquisition or disposal of voting rights:                               (   )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
attached:                                                                  (   )

An event changing the breakdown of voting rights:                          (   )

Other (please specify) : REVISED DUE TO DTR RULES - SEE SECTION 13         ( X )



3. Full name of person(s) subject to the notification obligation:

FIDELITY INTERNATIONAL LIMITED (FIL)


4. Full name of shareholder(s) (if different from 3.):

SEE SCHEDULE BELOW


5. Date of the transaction and date on which the threshold is crossed or reached if different):

REVISED DUE TO DTR RULES


6. Date on which issuer notified:

20 MARCH 2007


7. Threshold(s) that is/are crossed or reached:

N/A


8. Notified details:





A: Voting rights attached to shares


Class/type of shares            Situation previous to
if possible using the           the Triggering
ISIN CODE                       transaction
                       Number of shares       Number of voting Rights
ISIN                   22,144,586                22,144,586
GB0006776081



                     Resulting situation after the triggering transaction

Class/type of shares Number of shares  Number of voting rights    % of voting rights
if possible using
the ISIN CODE
                     Direct            Direct     Indirect        Direct    Indirect

                                                 22,144,586                  2.75%


B: Financial Instruments

Resulting situation after the triggering transaction

Type of     Expiration Date  Exercise/Conversion Number of voting   % of voting
financial                    Period/ Date        rights that may be rights
instrument                                       acquired if the
                                                 instrument is
                                                 exercised/
                                                 converted.



Total (A+B)
Number of voting rights       % of voting rights

22,144,586                         2.75%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:


SEE SCHEDULE BELOW


Proxy Voting:



10. Name of the proxy holder:

FIDELITY INTERNATIONAL LIMITED (FIL)


11. Number of voting rights proxy holder will cease to hold:

N/A


12. Date on which proxy holder will cease to hold voting rights:

N/A


13. Additional information:

AS DISCUSSED WITH THE FSA, PRIOR TO THE
IMPLEMENTATION OF THE EU TRANSPARENCY DIRECTIVE,
WE AGGREGATED THE INTERESTS IN SHARES OF FMR CORP
(FMR) AND FIDELITY INTERNATIONAL LIMITED (FIL)
TOGETHER FOR THE PURPOSES OF SHAREHOLDER REPORTING.
ACCORDING TO THE NEW DTR RULES WE ARE NOW
REPORTING THE INDIRECT HOLDINGS OF FMR AND FIL
SEPARATELY.  A SEPARATE NOTIFICATION IS BEING
SUBMITTED FOR FMR CORP.  PLEASE NOTE THESE
HOLDINGS ARE CORRECT AS OF CLOSE OF BUSINESS 16
MARCH 2007.


14. Contact name:

TERESA GARRY


15. Contact telephone number:

fil-regulatoryreporting@uk.fid-intl.com




ISSUER NAME:                     PEARSON PLC

CURRENT OWNERSHIP PERCENTAGE:    2.75%

TOTAL SHARES HELD:               22,144,586

ISSUED SHARE CAPITAL:            806.548,064


                                                                                                   MANAGEMENT
                                                   SHARES HELD             NOMINEE                 COMPANY

FIDELITY INTERNATIONAL LIMITED(FIL) IS THE PARENT      20,700      STATE STREET HONG KONG          FIA(K)L
HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT       100,600      STATE STR BK AND TR CO LNDN(S   FPM
SUBSIDIARIES,INCLUDING FIDELITY FUND MANAGEMENT        35,300      STATE STR BK AND TR CO LNDN(S   FIL
LIMITED(FFML),FIDELITY INVESTMENT SERVICES LTD        736,600      NORTHERN TRUST LONDON           FPM
(FISL),FIDELITY GESTION(FIGEST), FIDELITY             129,600      NORTHERN TRUST LONDON           FIL
INVESTMENTS ADVISORY(KOREA)LIMITED(FIAKL).             13,900      NORDDEUTSCHE LANDERSBANK        FIL
FIDELITY INVESTMENT MANAGEMENT(HONG KONG)             548,700      MELLON BANK                     FPM
LIMITED(FIMHK),FIDELITY PENSION MANAGEMENT            212,900      JPMORGAN BOURNEMOUTH            FIL
(FPM), FIDELITY INVESTMENTS JAPAN(FIJ)AND FIDELITY    887,700      JP MORGAN, BOURNEMOUTH          FPM
INVESTMENTS INTERNATIONAL(FII),INVESTMENT MANAGERS  7,065,857      JP MORGAN, BOURNEMOUTH          FISL
FOR VARIOUS NON-US INVESTMENT COMPANIES AND         1,457,488      JP MORGAN, BOURNEMOUTH          FIL
INSTITUTIONAL CLIENTS                                 523,528      JP MORGAN, BOURNEMOUTH          FII
                                                        9,200      DEXIA PRIVATBANK                FPM
                                                       17,600      CHASE MANHTTN BK AG FRNKRT(S    FPM
                                                   10,189,213      BROWN BROS HARRIMN LTD LUX      FIL
                                                      195,700      BANK OF NEW YOK BRUSSELS        FPM







Annex Notification Of Major Interests In Shares


A: Identity of the person or legal entity subject to the notification obligation


Full name (including legal form for legal entities):



Contact address (registered office for legal entities):



Phone number:



Other useful information (at least legal representative for legal persons):



B: Identity of the notifier, if applicable



Full name:



Contact address:



Phone number:



Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):



C: Additional information :



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 21 March 2007

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary